Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2026 AND DECEMBER 31, 2025
(In thousands of United States dollars)

		March 31, 2026	December 31, 2025
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	114,936	108,327
Accounts receivable		189	71
Inventories	5	86,740	70,802
Value added tax receivables		23,769	10,808
Prepaid expenses and other	6	12,726	12,175
		238,360	202,183
Non-current assets
Mineral properties, plant and equipment	7	404,710	388,609
Other non-current assets	9, 12(b)	8,155	8,259
		412,865	396,868
Total assets		651,225	599,051

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	90,435	87,053
Income taxes payable	21	19,909	4,167
Financial liabilities	23	85,061	77,317
Lease liabilities	10	15,911	16,806
Deferred consideration	11(a)	28,662	28,242
Provisions	12(a)	6,995	6,995
		246,973	220,580
Non-current liabilities
Lease liabilities	10	16,432	20,269
Contingent consideration	11(b),(c)	27,977	26,308
Asset retirement provisions	12(b)	75,694	75,732
Deferred tax liabilities	21	22,745	23,024
Other non-current liabilities	23	-	11,480
		142,848	156,813
Total liabilities		389,821	377,393

Equity
Common shareholders ' equity
Share capital		621,595	619,311
Equity reserves		55,132	54,530
Accumulated deficit		(422,294)	(454,985)
Total common shareholders' equity		254,433	218,856
Non-controlling interest	15	6,971	2,802
Total equity		261,404	221,658

Total liabilities and equity		651,225	599,051
Commitments and contingencies	23

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(In thousands of United States dollars , except share and per share amounts )

		Three months ended
		March 31, 2026	March 31, 2025
	Note	$	$

Revenue	16	166,524	76,590
Realized and unrealized losses on gold hedges (1)	16, 25(b)	(21,896)	(35,116)
Net revenue		144,628	41,474

Cost of sales:
Production costs	17	(45,250)	(42,242)
Depreciation and depletion	7	(12,380)	(14,393)
Royalties	18	(14,545)	(4,595)
Total cost of sales		(72,175)	(61,230)

Income (loss) from mine operations		72,453	(19,756)

General and administrative expenses	19	(5,475)	(5,100)
Exploration and evaluation expenditures		(722)	(1,471)
Income (loss) from operations		66,256	(26,327)

Finance income		644	1,126
Finance expense(1)	20	(5,723)	(3,995)
Foreign exchange loss		(1,360)	(196)
Income (loss) before taxes		59,817	(29,392)

Current income tax expense	21	(23,236)	-
Deferred income tax recovery	21	279	-
Net income (loss) and comprehensive income (loss) for the period		36,860	(29,392)

Net income (loss) attributable to:
Common shareholders of the Company		32,691	(26,806)
Non-controlling interest	15	4,169	(2,586)
Net income (loss) for the period		36,860	(29,392)

Weighted average number of shares outstanding:
Basic		260,277,611	257,172,124
Diluted	22	269,732,725	257,172,124

Net income (loss) per share attributable to common shareholders :
Basic		0.13	(0.10)
Diluted		0.12	(0.10)

(1) March 31, 2025 figures have been restated as a res ult of changes to the presentation of realized and unrealized losses on gold hedge derivative instruments . For more information on this change in accounting policy, refer to note 16 of these interim financial statements and note 3(n) of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(In thousands of Uni ted States dollars, except for number of common shares)

		Number of				Non-
		common	Share	Equity	Accumulated	controlling	Total
		shares	capital	reserves	deficit	interest	equity
	Note		$	$	$	$	$

Balance as at December 31, 2024		257,077,946	616,203	52,948	(425,695)	4,313	247,769
Issuance of common shares:
Exercise of stock options	14(a)	311,500	339	(101)	-	-	238
Share-based compensation expense	14(e)	-	-	907	-	-	907
Net loss and comprehensive loss for the period		-	-	-	(26,806)	(2,586)	(29,392)
Balance as at March 31, 2025		257,389,446	616,542	53,754	(452,501)	1,727	219,522

Balance as at January 1, 2026		259,790,437	619,311	54,530	(454,985)	2,802	221,658
Issuance of common shares:
Exercise of stock options, net of issuance costs	14(a)	1,286,331	1,951	(596)	-	-	1,355
Equity-settled long-term incentive plan awards	14(b)	136,996	333	(86)	-	-	247
Share-based compensation expense	14(e)	-	-	1,284	-	-	1,284
Net income and comprehensive income for the period		-	-	-	32,691	4,169	36,860
Balance as at March 31, 2026		261,213,764	621,595	55,132	(422,294)	6,971	261,404

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(In thousands of United States dollars)

		Three months ended
		March 31, 2026	March 31, 2025
	Note	$	$

Operating activities:
Net income (loss) for the period		36,860	(29,392)
Adjustments for:
Depreciation and depletion	7,19	12,412	14,425
Share-based compensation	14(e)	1,384	1,136
Finance income		(589)	(1,126)
Finance expense	20	5,723	3,995
Net unrealized (gain) loss on gold hedge derivative instruments	16	(3,250)	30,216
Unrealized foreign exchange loss		480	316
Current income tax expense	21	23,236	-
Income taxes paid	21	(7,495)	-
Deferred income tax recovery	21	(279)	-
Operating cash flow before working capital changes		68,482	19,570
Change in working capital	24	(21,793)	6,322
Cash provided by operating activities		46,689	25,892

Investing activities:		(35,610)
Expenditures on mineral properties, plant and equipment	7		(22,104)
Interest received		553	964
Purchase of marketable securities		(68)	(473)
Sale of marketable securities		66	-
Cash used in investing activities		(35,059)	(21,613)

Financing activities:		(5,989)
Lease liability payments	10		(3,604)
Shares issued for cash on exercise of stock options, net of costs	14(a)	1,256	238
Revolving credit facility related costs	9	(113)	-
Cash used in financing activities		(4,846)	(3,366)

Impact of foreign exchange on cash and cash equivalents		(175)	(307)

Net increase in cash and cash equivalents during the period		6,609	606
Cash and cash equivalents, beginning of period		108,327	105,775
Cash and cash equivalents, end of period		114,936	106,381

Supplemental cash flow information	24

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM"), of which the Company owns 90% and the Government of Ghana holds a 10% free-carried interest (non-controlling interest). The AGM consists of four main open-pit mining areas: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issue and approved by the Company's Board of Directors on May 13, 2026.

The accounting policies followed by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

Certain comparative period financial information has been restated to conform to the current period presentation.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(b) Basis of presentation and consolidation (continued)

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2026. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

There have been no material changes in the Company's subsidiaries from those disclosed in the audited consolidated annual financial statements for the year ended December 31, 2025.

(c) Accounting standards adopted during the period

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 are effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 had no material impact on the Company's consolidated financial statements.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of March 31, 2026:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is currently evaluating how the detailed implications of applying IFRS 18 will impact the disclosures in its consolidated financial statements in future periods. Preliminarily, the Company has identified the following potential impacts, which are not exhaustive, of applying IFRS 18 on its consolidated financial statements:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(d) Accounting standards and amendments issued but not yet adopted (continued)

IFRS 18 (continued)

– Items of income or expense may be grouped differently resulting in new subtotals or line items in the Statement of Operations and Comprehensive Income (Loss).

– There will be new disclosures for management-defined performance measures (“MPM”). An MPM has been defined as a subtotal of income and expenses that is used in communications outside of the financial statements to highlight a particular aspect of overall financial performance. Based on an initial review of the Company’s communications outside of the financial statements, the following financial performance measures, which is not exhaustive, may meet the definition of an MPM: adjusted net income; earnings before interest, taxes, depreciation, and amortization (“EBITDA”); and adjusted EBITDA.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

4. Cash and cash equivalents

	March 31, 2026	December 31, 2025
	$	$
Cash held in banks	107,264	98,799
Short-term investments	7,672	9,528
Cash and cash equivalents	114,936	108,327

5. Inventories

	March 31, 2026	December 31, 2025
	$	$
Gold dore on hand	1,535	469
Gold-in-process	5,938	3,880
Ore stockpiles	62,551	49,361
Supplies	16,716	17,092
Total inventories	86,740	70,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

6. Prepaid expenses and other

	March 31, 2026	December 31, 2025
	$	$
Prepaid expenses	8,837	7,649
Marketable securities	3,889	4,526
Total prepaid expenses and other	12,726	12,175

7. Mineral properties, plant and equipment ("MPP&E")

		Exploration	Plant,
		and	buildings		Assets
	Mineral	evaluation	and	Right-of-	under	Corporate
	properties	assets	equipment	use assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2025	108,004	3,964	195,002	47,615	1,784	515	356,884
Additions	106,197	-	1,260	11,157	8,818	76	127,508
Change in asset retirement provisions (note 12(b))	6,992	-	-	-	-	-	6,992
Transfers	-	-	8,677	-	(8,677)	-	-
As at December 31, 2025	221,193	3,964	204,939	58,772	1,925	591	491,384
Additions	29,734	-	739	-	789	5	31,267
Change in asset retirement provisions (note 12(b))	(789)	-	-	-	-	-	(789)
Transfers	-	-	259	-	(259)	-	-
As at March 31, 2026	250,138	3,964	205,937	58,772	2,455	596	521,862

Accumulated depreciation and depletion
As at January 1, 2025	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)
Depreciation and depletion expense	(50,099)	-	(9,281)	(15,915)	-	(25)	(75,320)
As at December 31, 2025	(60,069)	-	(14,953)	(27,254)	-	(499)	(102,775)
Depreciation and depletion expense	(9,684)	-	(1,173)	(3,511)	-	(9)	(14,377)
As at March 31, 2026	(69,753)	-	(16,126)	(30,765)	-	(508)	(117,152)

Net book value:
As at December 31, 2025	161,124	3,964	189,986	31,518	1,925	92	388,609
As at March 31, 2026	180,385	3,964	189,811	28,007	2,455	88	404,710

During the three months ended March 31, 2026, additions to mineral properties included capitalized stripping costs at the Abore and Esaase deposits of $6.4 million (three months ended March 31, 2025 - $11.9 million) and $13.5 million of pre‐stripping costs at the Nkran deposit (three months ended March 31, 2025 - $3.2 million).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

7. Mineral properties, plant and equipment ("MPP&E")

During the three months ended March 31, 2026, depreciation and depletion expense recognized in the Statement of Operations and Comprehensive Income (Loss) included a credit of $2.0 million to depreciation expense, which was capitalized to inventories (three months ended March 31, 2025 - $1.3 million).

Refer to note 19 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses. Refer to note 9 for details of the revolving credit facility, which is secured by a first priority charge against AGGL's assets, including mineral properties, plant and equipment.

8. Accounts payable and accrued liabilities

The Company's accounts payable and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities, and corporate expenses. The normal credit period for supplier payables is typically between 30 to 90 days. Accounts payable and accrued liabilities are comprised of the following items:

	March 31, 2026	December 31, 2025
	$	$
Supplier payables	20,097	22,226
Accrued liabilities	37,674	36,737
Royalties, mineral rights fees and withholding taxes	18,799	14,510
Current portion of long-term incentive plan liabilities (note 14)	13,865	13,580
Total accounts payable and accrued liabilities	90,435	87,053

9. Revolving credit facility

On December 19, 2025, the Company's subsidiary AGGL entered into a revolving credit facility (the "RCF") with FirstRand Bank Limited, acting through its Rand Merchant Bank division. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% per annum.

The RCF is guaranteed by certain subsidiaries of the Company and is also secured by a first priority charge against AGGL's assets, and a first priority share pledge of certain of the Company's subsidiaries.  Additionally, the RCF includes certain financial covenants to be tested semi-annually, as disclosed in the Company's consolidated annual financial statements for the year ended December 31, 2025. As of March 31, 2026, the Company had not drawn on the RCF and was in full compliance with all covenants.

The Company was required to deposit $0.9 million of cash into a reserve account in connection with closing the RCF. This cash is restricted until the term of the RCF expires and has been presented within other non-current assets in the Statement of Financial Position.

Capitalized costs associated with finalizing the RCF agreement are presented within prepaid expenses and other non-current assets in the Statement of Financial Position.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

10. Lease liabilities

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	37,075	38,872
Leases entered into during the period (note 7)	-	11,157
Lease payments	(5,989)	(19,265)
Interest expense (note 20)	1,257	6,311
Total lease liabilities, end of period	32,343	37,075

Less: current portion of lease liabilities	(15,911)	(16,806)
Total non-current portion of lease liabilities	16,432	20,269

During the three months ended March 31, 2026, the Company incurred $37.5 million relating to variable lease payments under mining services contracts and other mining related contracts, which have not been included in the measurement of lease liabilities (three months ended March 31, 2025 - $25.2 million).

11. Deferred and contingent consideration

On March 4, 2024, the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM ('the Acquisition"). In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. Subsequent to March 31, 2026, Gold Fields sold their rights to the deferred and contingent consideration to OR Royalties Inc.

The Company recognized the following financial liabilities at fair value as of the acquisition date, which were subsequently remeasured as of March 31, 2026 in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	March 31, 2026	December 31, 2025
	$	$
Deferred consideration	28,662	28,242
Contingent consideration	19,985	19,320
Nkran royalty	7,992	6,988
Total deferred and contingent consideration	56,639	54,550

Less: current portion of deferred consideration	(28,662)	(28,242)
Total non-current portion of deferred and contingent consideration	27,977	26,308

(a) Deferred consideration

$55.0 million of the aggregate consideration payable was deferred with $25.0 million due on or before December 31, 2025 (paid) and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the deferred consideration at initial recognition by discounting the contractual future cash flows at a discount rate of 6.3%. After initial recognition, the deferred consideration was measured at amortized cost.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

(a) Deferred consideration (continued)

During the three months ended March 31, 2026, the Company recognized accretion expense of $0.4 million in finance expense in the Statement of Operations and Comprehensive Income (Loss) (three months ended March 31, 2025 - $0.8 million). The $30.0 million payment due on or before December 31, 2026 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the deferred consideration for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	28,242	50,109
Payments	-	(25,000)
Accretion expense (note 20)	420	3,133
Balance, end of period	28,662	28,242

(b) Contingent consideration

$30.0 million of the aggregate consideration payable is contingent upon 100,000 gold ounces being produced from the Nkran deposit. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. The Company remeasured the fair value of the contingent consideration to $20.0 million as of March 31, 2026 and recognized a $0.7 million fair value adjustment for the three months ended March 31, 2026 in finance expense in the Statement of Operations and Comprehensive Income (Loss) (three months ended March 31, 2025 - $0.6 million).

In determining the fair value at March 31, 2026, the Company applied the same fair value methodology and assumptions as the December 31, 2025 valuation. The contingent consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the contingent consideration for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	19,320	16,873
Change in fair value during the period	665	2,447
Balance, end of period	19,985	19,320

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

(c) Nkran royalty

A 1% net smelter return royalty on gold revenue generated from the Nkran deposit is payable beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.

The Company estimated the fair value of the Nkran royalty by discounting forecast future cash flows at a discount rate of 14.5% (December 31, 2025 - 14.5% discount rate). The gold price assumption applied in estimating future royalty payments as of March 31, 2026 was based on a long-term consensus gold price of $3,400 per ounce. The Company remeasured the fair value of the Nkran royalty to $8.0 million as of March 31, 2026 and recognized a $1.0 million fair value adjustment for the three months ended March 31, 2026 in finance expense in the Statement of Operations and Comprehensive Income (Loss) (three months ended March 31, 2025 - $0.3 million). The Nkran royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran royalty for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	6,988	4,388
Change in fair value during the period	1,004	2,600
Balance, end of period	7,992	6,988

12. Provisions

(a) Legal provision

In 2019, a services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The Company, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The Company has sought to appeal the arbitration ruling. On March 26, 2026, the Court of Appeal dismissed the case on a procedural matter and did not consider the substantive merits of the case, so the Company will continue to follow the mandated Ghanaian judicial process until the matter is settled.

A provision of $7.0 million has been recorded as of March 31, 2026 (December 31, 2025 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

12. Provisions (continued)

(b) Asset retirement provisions

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	75,732	66,060
Accretion expense (note 20)	798	2,889
Change in estimate (note 7)	(789)	6,992
Reclamation undertaken during the period	(47)	(209)
Total asset retirement provisions, end of period	75,694	75,732

The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. As at March 31, 2026, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.2% (December 31, 2025 - 4.1%).

The Company is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the Company of its reclamation obligations in respect of its mining leases at the AGM. The reclamation deposits have been presented within other non‐current assets in the Statement of Financial Position. Additionally, the Company has provided bank guarantees to the EPA in the amount of $16.2 million (December 31, 2025 - $16.2 million).

13. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Base shelf prospectus

On July 8, 2025, the Company filed a final short form base shelf prospectus (the "Prospectus"), under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $500 million. The Prospectus has a term of 25-months from the filing date. As of the date of these financial statements, no securities have been issued under the Prospectus.

14. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof. The long-term incentive plan awards granted since 2025 have been determined by the Board to be equity-settled upon vesting.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(a) Stock options

Options granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model. Expected volatility was determined based on the historical volatility of the Company's share price over a period consistent with the expected life of the stock options.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2025	11,049,839	1.04
Granted	2,494,000	1.81
Exercised	(2,634,495)	1.08
Forfeited	(855,669)	1.07
Balance, December 31, 2025	10,053,675	1.21
Granted	1,216,500	4.16
Exercised	(1,286,331)	1.44
Forfeited	(303,335)	2.19
Balance, March 31, 2026	9,680,509	1.52

For stock options granted during the three months ended March 31, 2026, the following assumptions were applied in the Black Scholes option pricing model:

Assumptions
Expected life of option (years)	3.6
Forfeiture rate	17.7%
Dividend yield	0.0%
Risk-free rate	3.5%
Volatility	60.9%
Black Scholes fair value per option (in US dollars)	$1.57

The following table summarizes share-based compensation expense recognized on stock options and aggregate gross proceeds received by the Company on stock option exercises for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Share-based compensation expense	347	285
Gross proceeds from stock option exercises	1,355	238

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the three months ended March 31, 2026 and year ended December 31, 2025:

	Number of RSUs
	March 31, 2026	December 31, 2025
Balance, beginning of period	439,440	548,284
Granted	317,000	223,000
Settled in cash	(4,000)	(204,581)
Settled in common shares	(136,996)	(77,996)
Forfeited	(29,667)	(49,267)
Balance, end of period	585,777	439,440

For all RSUs granted during the three months ended March 31, 2026, the awards vest in three equal tranches over a service period of three years, had an estimated forfeiture rate of 13.2% and a fair value per award of C$4.40 (three months ended March 31, 2025 - estimated forfeiture rate of 8.8% and a fair value per award of C$1.76). Of the RSU awards granted in 2026, 135,000 have been classified as equity-settled awards and therefore the fair value determined on the grant date will be amortized over the vesting period of three years. The remaining 172,000 were classified as cash-settled and are recorded as a liability at fair value, adjusted for the proportion of RSUs vested.

The following table is a reconciliation of the movement in the RSU liability for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	441	380
Awards vested and change in fair value, net of forfeited awards	144	439
Settled in cash	(12)	(281)
Equity-settled units transferred to share capital	(247)	(97)
Total RSU liability, end of period	326	441

Less: current portion of RSU liability	(326)	(357)
Non-current RSU liability, end of period	-	84

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in one-third increments every twelve months following the grant date for a total vesting period of three years. PSUs granted from January 1, 2024 onwards have a cliff vesting feature and vest after a service period of three years.

All PSUs contain a performance criterion applied to the number of units that vest. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units (continued)

The following table is a reconciliation of the movement in the number of PSUs outstanding for the three months ended March 31, 2026 and year ended December 31, 2025:

	Number of PSUs
	March 31, 2026	December 31, 2025
Balance, beginning of period	1,591,968	1,476,487
Granted	267,000	612,000
Settled in cash	-	(592,750)
Added due to performance condition	-	154,498
Forfeited	(122,000)	(58,267)
Balance, end of period	1,736,968	1,591,968

For all PSUs granted during the three months ended March 31, 2026, the awards cliff vest after a service period of three years, had an estimated forfeiture rate of 6.1% and a fair value per award of C$4.40 (three months ended March 31, 2025 - awards cliff vest over a service period of three years, had an estimated forfeiture rate of 7.0% and a fair value per award of C$1.76). PSU awards granted from 2025 onward have been classified as equity-settled awards and therefore the fair value determined on the grant date is amortized equally over the vesting period of three years.

The following table is a reconciliation of the movement in the PSU liability for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	1,320	927
Awards vested and change in fair value, net of forfeited awards	140	1,112
Settled in cash	-	(719)
Total PSU liability, end of period	1,460	1,320

Less: current portion of PSU liability	(1,460)	(918)
Non-current PSU liability, end of period	-	402

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the three months ended March 31, 2026 and year ended December 31, 2025:

	Number of DSUs
	March 31, 2026	December 31, 2025
Balance, beginning of period	5,793,800	4,830,900
Granted	426,400	962,900
Balance, end of period	6,220,200	5,793,800

Cash settled	4,830,900	4,830,900
Equity settled	1,389,300	962,900
Total DSUs	6,220,200	5,793,800

For all DSUs granted during the three months ended March 31, 2026 and 2025, the awards vest quarterly over a service period of one year and had an estimated weighted‐average forfeiture rate of 0.0%. DSUs granted during the three months ended March 31, 2026 had a fair value per award of C$4.40 (three months ended March 31, 2025 - C$1.76). DSU awards granted since 2025 have been classified as equity-settled awards and therefore the fair value determined on the grant date will be amortized over the vesting period of one year. During the three months ended March 31, 2026, the Company recognized $0.8 million of share-based compensation expense related to equity-settled DSU awards (three months ended March 31, 2025 - $0.6 million).

The following table is a reconciliation of the movement in the DSU liability for the three months ended March 31, 2026 and year ended December 31, 2025:

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	12,305	6,098
Awards vested and change in fair value	(184)	6,219
Effect of foreign exchange on DSU liability	(42)	(12)
DSU liability, end of period	12,079	12,305

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities in the Statement of Financial Position.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(e) Share-based compensation expense

The following table is a summary of share-based compensation expense for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Equity-settled awards:
Stock options (note 14(a))	347	285
Share units	937	622
Share-based compensation expense, equity-settled awards	1,284	907
Share-based compensation expense, cash-settled awards	100	229
Total share-based compensation expense	1,384	1,136

15. Non-controlling interest ("NCI")

	March 31, 2026	December 31, 2025
	$	$
Balance, beginning of period	2,802	4,313
Net earnings (loss) attributable to NCI	4,169	(1,511)
Balance, end of period	6,971	2,802

16. Revenue

During the three months ended March 31, 2026, the Company physically settled a portion of its gold hedges (note 23) by delivering 12,500 gold ounces (three months ended March 31, 2025 - nil). The sale of these gold ounces was recorded as revenue based on the London Bullion Market Association PM spot gold price on the date of delivery. Separately, the corresponding realized loss on the gold hedge derivative instrument was recorded within net revenue in the Statement of Operations and Comprehensive Income (Loss). The following table outlines the components of the Company's revenue and net revenue for the three months ended March 31, 2026 and March 31, 2025.

	Three months ended March 31,
	2026	2025
	$	$
Gold revenue at spot prices	166,033	76,463
By-product silver revenue	491	127
Revenue	166,524	76,590
Realized loss on gold hedges (note 25(b))	(25,146)	(4,900)
Realized revenue	141,378	71,690
Settlement of gold hedges with loss es recognized in prior periods	18,083	1,105
Unrealized loss on gold hedges (notes 23 & 25(b))	(14,833)	(31,321)
Net revenue	144,628	41,474

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

16. Revenue (continued)

During the three months ended March 31, 2026 and 2025, the Company sold its gold to London Bullion Market Association registered banks at spot gold prices. During both periods, the AGM also sold a portion of its production to the Bank of Ghana under the country's gold buying program.

During the three months ended March 31, 2026, revenue from three customers accounted for approximately 42%, 25%, and 23% of the Company's total revenue, respectively (three months ended March 31, 2025 - one customer accounted for 92%).

17. Production costs

The following is a summary of production costs by nature recorded by the Company during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Raw materials and consumables	(15,238)	(12,873)
Salaries and employee benefits	(7,912)	(5,624)
Contractors and consultants	(32,130)	(17,387)
Change in ore stockpiles, gold-in-process and gold dore inventories	14,349	(1,066)
Insurance, government fees, permits and other	(4,319)	(5,292)
Total production costs	(45,250)	(42,242)

18. Royalties

Until March 10, 2026, all of the AGM's concessions were subject to a 5% gross revenue royalty payable to the Government of Ghana. Effective March 10, 2026, the Government of Ghana amended the royalty law applicable to gold miners to a sliding scale royalty. Under this amendment, gold royalties are subject to a sliding scale, starting at 5% (if gold prices are below $1,900 per ounce) and increasing to 12% (if gold prices exceed $4,500 per ounce). Furthermore, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 11(c) and the Esaase deposit is subject to an additional 0.5% net smelter return royalty.

For mining companies in Ghana, the Growth and Sustainability Levy ("GSL") was levied at a rate of 3% of revenues (previously 1% until March 31, 2025) and on March 13, 2026, the Government of Ghana passed into law an amendment to the GSL rate, reducing it to 1%.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

19. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Wages , benefits and consulting	(2,466)	(2,358)
Office, rent and administration	(368)	(351)
Professional and legal	(333)	(446)
Share-based compensation	(1,368)	(1,136)
Travel, marketing, investor relations and regulatory	(436)	(395)
Withholding taxes	(472)	(382)
Depreciation	(32)	(32)
Total G&A expenses	(5,475)	(5,100)

20. Finance expense

The following is a summary of finance expense recorded by the Company during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Interest on lease liabilities (note 10)	(1,257)	(1,563)
Accretion expense on asset retirement provisions (note 12(b))	(798)	(687)
Accretion expense on deferred consideration (note 11(a))	(420)	(754)
Change in fair value of contingent consideration (notes 11(b) and (c))	(1,669)	(892)
Fair value adjustment on marketable securities	(669)	-
RCF standby fee	(315)	-
Other	(595)	(99)
Total finance expense	(5,723)	(3,995)

21. Income taxes

(a) Current income tax

During the three months ended March 31, 2026, the Company recognized a current income tax expense of $23.2 million (three months ended March 31, 2025 - nil) and paid an income tax installment of $7.5 million. In Ghana, income tax installments are paid quarterly, with 90% of estimated taxes due by December 31st of the current tax year. Any remaining tax payments are made upon filing of the annual tax return.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

21. Income taxes (continued)

(b) Deferred income tax

During the three months ended March 31, 2026, the Company recognized a deferred income tax ("DIT") recovery of $0.3 million (three months ended March 31, 2025 - nil). The DIT liability arises due to certain liabilities of AGGL that may not have tax basis at the time those liabilities are expected to be incurred.

(c) Effective tax rate ("ETR")

The Company's ETR differs from the combined Canadian federal and provincial statutory tax rates of 27% because the current income tax expense arises entirely from taxable income generated in Ghana by AGGL, which is subject to a statutory tax rate of 35%. The Company's other subsidiaries generated tax losses during the period, with no corresponding tax benefit recognized.

(d) Significant developments

There were no changes to income tax legislation that materially affected the Company, nor its subsidiaries, during the three months ended March 31, 2026.

22. Income (loss) per share

For the three months ended March 31, 2026 and 2025, the calculation of basic and diluted income (loss) per share is based on the following data:

	Three months ended March 31,
	2026	2025
Net income (loss) for the period attributable to common shareholders	32,691	(26,806)

Number of shares
Weighted average number of ordinary shares - basic	260,277,611	257,172,124
Effect of dilutive equity-settled share units	3,191,393	-
Effect of dilutive stock options	6,263,721	-
Weighted average number of ordinary shares - diluted	269,732,725	257,172,124

For the three months ended March 31, 2026 , excluded from the calculation of diluted weighted average shares were 1,153,500 stock options and 402,000 share units that were determined to be anti-dilutive (three months ended March 31, 2025 - the effect of all potentially dilutive securities was anti‐dilutive given that the Company reported a net loss during the period).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

23. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at March 31, 2026 and December 31, 2025:

	Within 1		Over	March 31,	December
	year	1 - 5 years	5 years	2026	31, 2025
Accounts payable and accrued liabilities	76,570	-	-	76,570	73,473
ZCC gold hedges	85,061	-	-	85,061	88,311
Long-term incentive plan (cash-settled awards)	13,865	-	-	13,865	14,066
Mining and other services contracts	21,678	36,490	-	58,168	63,901
Asset retirement provisions (undiscounted)	-	3,631	79,216	82,847	81,553
Deferred and contingent consideration (undiscounted)	30,000	39,495	5,903	75,398	73,004
Corporate office lease	114	410	-	524	561
Total commitments	227,288	80,026	85,119	392,433	394,869

The zero cost collar (“ZCC”) gold hedges commitment represents the mark‐to‐market fair value of the AGM’s current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The Company does not apply hedge accounting to the ZCC gold hedges. The ZCC hedges are for 45,000 gold ounces of production in 2026 and 7,500 gold ounces in 2027. The ZCC hedges have a weighted-average put strike of $2,300 per ounce and a weighted-average call strike of $3,060 per ounce.

Long‐term incentive plan commitments due within one year include all DSU awards to directors of the Company, as they are considered to be current liabilities as the timing of those payments is beyond the control of the Company in the event that a director is to retire or there is a change of control.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors.

The timing of contingent payments, totaling $45.4 million, is based upon management's best estimate of when payments would be required to be made based upon the current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

24. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Change in asset retirement provisions included in MPP&E	(789)	3,625
Capitalized leases included in MPP&E	-	11,157
RSU liabilities settled via issuance of common shares	(247)	(97)

The following table summarizes the changes in non-cash working capital for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
	$	$
Accounts receivable	(16)	(329)
Inventories	(14,263)	2,161
Value added tax receivables	(13,601)	(6,852)
Prepaid expenses and other	(481)	393
Accounts payable and accrued liabilities	6,568	10,949
Change in non-cash working capital	(21,793)	6,322

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at March 31, 2026	$	$	$	$
Financial assets:
Cash and cash equivalents (note 4)	-	114,936	114,936	114,936
Accounts receivable	-	189	189	189
Marketable securities (note 6)(1)	3,889	-	3,889	3,889
Total financial assets	3,889	115,125	119,014	119,014

Financial liabilities:
Accounts payable and accrued liabilities (2)	13,865	76,570	90,435	90,435
Financial liabilities (2)	85,061	-	85,061	85,061
Lease liabilities (note 10)	-	32,343	32,343	32,343
Deferred consideration (note 11(a))	-	28,662	28,662	28,662
Contingent consideration (note 11(b))	19,985	-	19,985	19,985
Nkran royalty (note 11(c))	7,992	-	7,992	7,992
Total financial liabilities	126,903	137,575	264,478	264,478

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities and financial liabilities include long-term incentive plan and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(a) Financial assets and liabilities by categories (continued)

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2025	$	$	$	$
Financial assets:
Cash and cash equivalents	-	108,327	108,327	108,327
Accounts receivable	-	71	71	71
Marketable securities (1)	4,526	-	4,526	4,526
Total financial assets	4,526	108,398	112,924	112,924

Financial liabilities:
Accounts payable and accrued liabilities (2)	13,580	73,473	87,053	87,053
Financial liabilities (2)	77,317	-	77,317	77,317
Lease liabilities	-	37,075	37,075	37,075
Deferred consideration	-	28,242	28,242	28,242
Contingent consideration	19,320	-	19,320	19,320
Nkran royalty	6,988	-	6,988	6,988
Other non-current liabilities (2)	11,480	-	11,480	11,480
Total financial liabilities	128,685	138,790	267,475	267,475

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable, financial liabilities, and other non‐current liabilities include long‐term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss. Long‐term incentive plan liabilities relate to cash settled share‐based payments accounted for under IFRS 2 and are measured at fair value at each reporting date, with changes recognized in profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. The gains or losses on derivatives for the three months ended March 31, 2026 and 2025 are presented in the table below. Realized and unrealized gains or losses on gold hedge derivative instruments are presented within net revenue in the Statement of Operations and Comprehensive Income (Loss).

	Three months ended March 31,
	2026	2025
	$	$
Realized loss on ZCC gold hedges (note 16)	25,146	4,900
Unrealized loss on ZCC gold hedges (note 16)	14,833	31,321

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

Long-term incentive plan liabilities, contingent consideration and the Nkran royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy.

There were no transfers between the fair value levels during the three months ended March 31, 2026.

Refer to note 11 for a discussion on the valuation techniques applied to the contingent consideration and Nkran royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man, and Ghana. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at March 31, 2026, the Company had a $23.8 million value added tax receivable due from the Government of Ghana (December 31, 2025 - $10.8 million). The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial Instrument risks (continued)

Liquidity risk (continued)

Through a combination of the Company's cash balance, cash flows generated by the Company's operations, and funds available to be drawn under the RCF, the Company believes it is able to meet all working capital requirements, contractual obligations, and commitments as they fall due. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

As at March 31, 2026, the Company continues to maintain its ability to meet its financial obligations as they come due.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the three months ended March 31, 2026 was 2.5% (three months ended March 31, 2025 - 4.4%). A +/‐1% change in short‐term interest rates during the three months ended March 31, 2026 and 2025 would not have had a material impact on the Company's net income (loss) for the periods.

Amounts drawn on the RCF are subject to a floating interest rate based on SOFR plus a margin of 3.95% per annum. As at March 31, 2026, the RCF remained undrawn and therefore did not expose the Company to interest rate risk. However, future borrowings under the RCF, if any, would be subject to changes in SOFR, which would impact the Company's interest expense payable.

The contingent consideration and Nkran royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates may impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates may therefore impact the Company's earnings, yet would not impact cash payments required to settle these obligations. The following table highlights the sensitivity of the fair values as of March 31, 2026 related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	Three months ended March 31, 2026		Three months ended March 31, 2025
	1% increase to	1% decrease to	1% increase to	1% decrease to
	discount rate	discount rate	discount rate	discount rate
	$	$	$	$
Contingent consideration	(515)	533	(596)	623
Nkran royalty	(347)	364	(227)	240

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Canada and Ghana which utilizes the Canadian dollar and Ghanaian Cedi, respectively. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial Instrument risks (continued)

Market risk (continued)

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices, which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and may impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to notes 16 and 25(b) for disclosure of realized gains or losses recorded on the Company's gold hedging instruments during the period.

26. Segmented information

Geographic information

As at March 31, 2026, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

As at March 31, 2026:

	Canada	Ghana	Total
	$	$	$
Current assets	61,877	176,483	238,360
Mineral properties, plant and equipment and right-of-use assets	554	404,156	404,710
Other non-current assets	-	8,155	8,155
Total assets	62,431	588,794	651,225
Current liabilities	44,858	202,115	246,973
Non-current liabilities	28,055	114,793	142,848
Total liabilities	72,913	316,908	389,821

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

As at December 31, 2025:

	Canada	Ghana	Total
	$	$	$
Current assets	47,307	154,876	202,183
Mineral properties, plant and equipment and right-of-use assets	514	388,095	388,609
Other non-current assets	-	8,259	8,259
Total assets	47,821	551,230	599,051
Current liabilities	43,712	176,868	220,580
Non-current liabilities	27,148	129,665	156,813
Total liabilities	70,860	306,533	377,393

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the three months ended March 31, 2026:

	Canada	Ghana	Total
	$	$	$
Revenue	-	166,524	166,524
Realized and unrealized losses on gold hedges	-	(21,896)	(21,896)
Net revenue	-	144,628	144,628

Cost of sales:
Production costs	-	(45,250)	(45,250)
Depreciation and depletion	-	(12,380)	(12,380)
Royalties	-	(14,545)	(14,545)
Income from mine operations	-	72,453	72,453

General and administrative expenses	(4,670)	(805)	(5,475)
Exploration and evaluation expenditures	-	(722)	(722)
(Loss) income from operations	(4,670)	70,926	66,256

Finance income	391	253	644
Finance expense	(2,816)	(2,907)	(5,723)
Foreign exchange gain (loss)	25	(1,385)	(1,360)
(Loss) income before income taxes	(7,070)	66,887	59,817

Current income tax expense	-	(23,236)	(23,236)
Deferred income tax recovery	-	279	279
Net (loss) income and comprehensive (loss) income for the period	(7,070)	43,930	36,860

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

For the three months ended March 31, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	76,590	76,590
Realized and unrealized loss es on gold hedges	-	(35,116)	(35,116)
Net revenue	-	41,474	41,474

Cost of sales :
Production costs	-	(42,242)	(42,242)
Depreciation and depletion	-	(14,393)	(14,393)
Royalties	-	(4,595)	(4,595)
Loss from mine operations	-	(19,756)	(19,756)

General and administrative expenses	(4,411)	(689)	(5,100)
Exploration and evaluation expenditures	-	(1,471)	(1,471)
Loss from operations	(4,411)	(21,916)	(26,327)

Finance income	1,031	95	1,126
Finance expense	(1,641)	(2,354)	(3,995)
Foreign exchange gain (loss)	98	(294)	(196)
Net loss and comprehensive loss for the period	(4,923)	(24,469)	(29,392)